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Exhibit (a)(1)(D)

SONUS NETWORKS, INC.
STOCK OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS

        The following questions and answers were prepared to address common questions that you may have about the Exchange Offer. We encourage you to carefully read the Offer to Exchange document and the other related documents referred to in that document. Where appropriate, we have included references to the relevant numbered sections of The Exchange Offer portion of the Offer to Exchange document and to other portions of the document where you can find a more complete description of the topics in this summary.

Index to Questions and Answers

No.	Question	Page
HOW THE OPTION EXCHANGE PROGRAM WORKS		1
Q1	What is the Exchange Offer?	1
Q2	Who is eligible to participate in the Exchange Offer?	1
Q3	What happens if my employment terminates before tendered options are canceled?	1
Q4	Which stock options are eligible for exchange in the Exchange Offer?	1
Q5	If I participate, what will happen to my current options?	2
Q6	What does it mean to exchange on a "grant-by-grant" basis?	2
Q7	I have more than one eligible option grant. Do I have to exchange all of them in order to participate?	2
Q8	May I tender unvested options?	2
Q9	May I tender an option that I have already exercised in full?	2
Q10	May I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?	3
Q11	What is a stock option?	3
Q12	What is restricted stock?	3
Q13	What is the principal difference between stock option grants and shares of restricted stock?	3
Q14	Do I have to pay any money to receive shares of restricted stock?	4
Q15	If I participate, how many shares of restricted stock will I receive?	4
Q16	Why isn't the exchange ratio simply one-for-one?	4
Q17	My options have a strike price between $3.54 and $4.78 (the original threshold for eligible options indicated in the proxy). Why do they have a 20-to-1 exchange ratio when options with higher strike prices have exchange ratios of 4.5-to-1 or 6-to-1?	4
Q18	Why do some options with strike prices between $3.54 and $5.75 have 4.5-to-1 exchange ratios and my options have a 20-to-1 exchange ratio?	5
Q19	My options are priced above $4.78. The proxy indicated that they would be subject to a 4.5-to-1 or 6-to-1 exchange ratio. Why are they now subject to the higher 20-to-1 exchange ratio?	5

1

No.	Question	Page
Q20	When will my shares of restricted stock vest?	5
Q21	What will I receive when my restricted stock vests?	5
Q22	What is the source of the common stock that will be issued under my restricted stock award?	5
Q23	What happens if my employment terminates before all of my restricted stock vests?	6
Q24	How do I find out how many eligible stock options I have and what their exercise prices are?	6
Q25	Will my shares of restricted stock ever expire?	6
Q26	Are there risks that I should consider in deciding whether to exchange my options?	6
Q27	Are there conditions to the offer?	6
Q28	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my shares of restricted stock and my award agreement?	7
BACKGROUND AND PURPOSE OF THE EXCHANGE OFFER		7
Q29	Why is Sonus making the Exchange Offer?	7
Q30	Why did Sonus choose to offer this exchange for shares of restricted stock rather than repricing eligible options or granting new options?	8
Q31	Why are there additional vesting requirements on the shares of restricted stock when I have already held many of my options through the required periods?	8
Q32	Will there be additional equity grants in the future?	8
Q33	Is it likely that an offer similar to this one will be made in the future?	8
Q34	Must I participate in the Exchange Offer?	8
Q35	How should I decide whether to exchange my eligible stock options for shares of restricted stock?	9
Q36	Does our Board of Directors have a recommendation about this Exchange Offer?	9
Q37	Is there information regarding Sonus that I should be aware of?	9
Q38	What are the accounting consequences to Sonus of making this Exchange Offer?	9
DURATION OF THE OFFER		9
Q39	How long will this Exchange Offer remain open? Can the offer be extended, and if so, how will I know if it is extended?	9
Q40	If the offer is extended, how will the extension affect the date on which restricted stock will be granted?	10
HOW TO ELECT TO PARTICIPATE		10
Q41	How do I participate in the Exchange Offer?	10
Q42	When and how can I change my election regarding the surrender of eligible stock options?	10
Q43	How will I know if my elections and any subsequent changes to my elections have been received?	11

2

No.	Question	Page
Q44	What will happen if I do not submit my elections by the deadline?	11
Q45	What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?	11
Q46	If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options?	11
Q47	What if I am on an authorized leave of absence?	11
U.S. FEDERAL INCOME TAX CONSIDERATIONS		11
Q48	Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?	11
Q49	What are the U.S. federal income tax consequences of my restricted stock award?	11
HOW TO GET MORE INFORMATION		12
Q50	What if I have questions regarding the Exchange Offer?	12

3

HOW THE OPTION EXCHANGE PROGRAM WORKS

Q1    What is the Exchange Offer?

        Beginning on September 8, 2009 and ending at 11:59 p.m. EDT, on October 5, 2009, unless we extend the offer, each eligible employee (described in Question 2 below) may decide to exchange eligible options (described in Question 4 below) for shares of restricted stock. The number of shares of restricted stock an eligible employee will receive in exchange for an eligible option grant will be determined by the exchange ratio (described in Question 15 below) applicable to that option. Shares of restricted stock will be subject to a new three-year vesting schedule (described in Question 20 below), even if the options tendered in the exchange program currently are fully vested.

Q2    Who is eligible to participate in the Exchange Offer?

        Only "eligible employees" may participate in this offer. Generally, you are eligible if you are a U.S. employee of Sonus or any of its subsidiaries on September 8, 2009 and are still an employee (even if on an approved leave of absence) on the expiration date of the Exchange Offer. However, you will not be eligible to participate if you are an executive officer or significant employee of Sonus as identified in Appendix A of this document or a member of our Board of Directors. If you resign or receive a notice of termination at any time before the expiration date of the Exchange Offer, you are not eligible to participate in the Exchange Offer.

        See Section 1 of the Offer to Exchange document, Eligible Employees; Eligible Stock Options; Expiration Date, for more information.

Q3    What happens if my employment terminates before tendered options are canceled?

        If you tender options for exchange under this offer, but your employment with Sonus and its subsidiaries terminates for any reason or you receive or submit a notice of termination before the expiration date of the Exchange Offer and, therefore, before your tendered options are canceled, then your tender will automatically be deemed withdrawn and you will not participate in the option exchange program. You will retain your outstanding options in accordance with their current terms and conditions, and you may exercise them during a limited period of time following your termination of employment in accordance with their terms to the extent that they are vested. If you are currently considered an "at-will" employee, this offer does not change that status, and your employment may be terminated by us or by you at any time, including before the offer expires, for any reason, with or without cause.

Q4    Which stock options are eligible for exchange in the Exchange Offer?

        Only "eligible options" may be exchanged under this program. Eligible options are generally those option grants having an exercise price per share that is equal to or greater than the "threshold price". The threshold price is $3.54, which represents the highest intra-day trading price of our common stock as reported on The Nasdaq Global Select Market during the 52 weeks preceding the date on which we commenced the Exchange Offer. Any options that you tender for exchange with an exercise price that is not equal to or greater than the threshold price will not be eligible for exchange and will automatically be excluded from the offer. To determine which option grants are eligible for exchange, you should review your listing of eligible options at https://www.corp-action.net/sonusoptionexchange/.

        See Section 1 of the Offer to Exchange document, Eligible Employees; Eligible Stock Options; Expiration Date, for more information.

Q5    If I participate, what will happen to my current options?

        Eligible options you elect to exchange under this program and accepted by us for exchange will be canceled promptly following the expiration of this offer and you will no longer have those options available for exercise. Any options you do not tender for exchange will not be canceled and will remain outstanding at their existing exercise prices and under their existing terms.

        See Section 3 of the Offer to Exchange document, Procedures for Surrendering Eligible Stock Options, and Section 6, Conditions of the Exchange Offer, for more information.

Q6    What does it mean to exchange on a "grant-by-grant" basis?

        Eligible stock options will be surrendered on a grant-by-grant basis in exchange for a lesser amount of restricted stock. Generally, when we grant stock options to employees, the stock option "grant" will have more than one underlying stock option. For example, an employee might receive a stock option grant with 100 underlying stock options. All 100 stock options would have been granted on the same date with the same exercise price. When we state that employees will be permitted to exchange eligible stock options for shares of restricted stock on a grant-by-grant basis, that means that you can elect to exchange either all or none of the underlying stock options of a particular grant. Using the example of a stock option grant with 100 underlying stock options, assuming the stock options were eligible stock options and still outstanding, you could elect to surrender the entire stock option grant (i.e., all 100 stock options) in exchange for a grant of a lesser amount of restricted stock.

Q7    I have more than one eligible option grant. Do I have to exchange all of them in order to participate?

        No. You may exchange one or more of your eligible option grants or none at all. However, if you choose to tender an eligible option for exchange, you must tender the entire outstanding, unexercised portion of that option grant. For the purposes of this offer, the term "option" means a particular option grant to purchase a specified number of shares of our common stock at a specified exercise price per share. We will not accept partial tenders of options. If you attempt to tender for exchange less than the entire outstanding, unexercised portion of an eligible option, we will reject your tender of that particular option in its entirety. Any such rejection will not affect any other eligible option grant that you properly tender.

        See Section 1 of the Offer to Exchange document, Eligible Employees; Eligible Stock Options; Expiration Date, for more information.

Q8    May I tender unvested options?

        Yes. Your eligible options do not need to be vested in order for you to participate in the offer. However, if you choose to tender a particular outstanding eligible option grant, you must tender the entire eligible option grant, both the vested and unvested portions.

Q9    May I tender an option that I have already exercised in full?

        No. The offer pertains only to outstanding options. It does not apply in any way to shares you have already purchased, whether upon the exercise of options or otherwise, or whether or not you have vested in those shares. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not eligible for this offer. If you have exercised an eligible option grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange. Options for which you have properly submitted an exercise notice prior to the date the offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q10    May I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?

        Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (i.e., unexercised) portion of the eligible stock option grant can be exchanged in the Exchange Offer.

Q11    What is a stock option?

        A stock option is the right to purchase shares of stock at a specified price, regardless of the actual market price of the stock at the time the option is exercised. Typically, the specified purchase, or "exercise," price is the market price of a share of our common stock on the date the option is granted. Due to subsequent fluctuations, at any given time following the grant of the option, the prevailing market price of the stock may be greater than, equal to, or less than, the specified exercise price of the option. When the market price is greater than the exercise price of the option (otherwise known as an "in-the-money" option), the option holder receives value from exercising the option, because he or she is able to buy the stock underlying the option at less than its prevailing market price and then sell the purchased stock for the higher prevailing market price. The holder of an option to purchase stock at an exercise price that is equal to or greater than the prevailing market price (otherwise known as an "out-of-the-money" or an "underwater" option) generally would not exercise the stock option. The options eligible for exchange under this program currently are, and have for some time been, "out-of-the-money".

Q12    What is restricted stock?

        Shares of restricted stock granted pursuant to this offer are shares of Sonus common stock that will be issued on the date the awards are granted to employees participating in the offer. Restricted stock awards will be subject to vesting based on continued employment with us for a three-year term. Until shares of restricted stock have vested, they remain subject to restrictions on transfer and to forfeiture upon termination of employment. If and when the shares vest, they will no longer be "restricted," and you will be free to hold, transfer or sell them, subject to required tax withholding and compliance with applicable securities laws, Sonus' securities trading policies and any other legal requirements.

        Generally, participants in the exchange offer will forfeit restricted stock awards, to the extent unvested, if they cease to be employed by us and participants may not transfer, pledge, or otherwise dispose of unvested shares of restricted stock. The vesting and forfeiture provisions, transfer restrictions and other terms of the shares of restricted stock are set forth in the 2007 Plan and the form of award agreement included as an exhibit to our Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (to which this offer to exchange is also an exhibit).

Q13    What is the principal difference between stock option grants and shares of restricted stock?

        When the market price of the underlying shares declines below the applicable option exercise price, as it has in the case of the options eligible to participate in this offer, the option has no realizable value. In contrast, shares of restricted stock continue to have value even if the market price of our stock has declined below its value at the time of grant. Essentially, the eligible options you now hold (because their underlying shares are greater in number than the shares of restricted stock for which they can be exchanged) may have greater potential value in the event our common stock price increases significantly, but the shares of restricted stock you would receive if you choose to participate in the offer (because they require no purchase price payment) will likely have greater value if our common stock price does not increase significantly, provided you hold the shares of restricted stock for the applicable vesting period.

Q14    Do I have to pay any money to receive shares of restricted stock?

        No. You will not be required to pay any money to receive shares of restricted stock. However, you will be responsible for paying all applicable taxes in connection with your receipt and vesting of the restricted stock and sale of shares of our common stock.

        See Questions 48 and 49 below and Section 13 of the Offer to Exchange document, Material U.S. Federal Income Tax Consequences, for more information.

Q15    If I participate, how many shares of restricted stock will I receive?

        The number of shares of restricted stock that you receive will depend on the exercise price(s) and remaining contractual term(s) of your surrendered eligible stock options and the applicable exchange ratios, as shown in the table below. Our objective in determining the exchange ratios applicable under the Exchange Offer was to provide for the grant of replacement restricted stock that will have a value, in the aggregate, that is no greater than the value of the stock options surrendered. The value of the Eligible Options was determined before the start of the Exchange Offer using a lattice binomial option valuation model. The lattice binomial model is an established method for valuing stock options and uses the following factors: stock price, the exercise price of the option, the current risk-free interest rate, the assumed volatility of the stock, the expected dividend yield of the stock, and the remaining term of the option. Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios.

	If the Per Share Exercise Price of an Eligible Stock Option Grant Is	And the Remaining Contractual Term of the Eligible Stock Option Grant Is	The Exchange Ratio Is (Eligible Stock Options to Shares of Restricted Stock)
Tier 1	$3.54 to $5.75	Greater Than One Year	4.5-to-1
Tier 2	$5.76 to $13.88	Greater Than One Year	6.0-to-1
Tier 3	$3.54 to $13.88	One Year or Less	20.0-to-1

        See Section 1 of the Offer to Exchange document, Eligible Employees, Eligible Stock Options; Expiration Date, for more information.

Q16    Why isn't the exchange ratio simply one-for-one?

        We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, we have designed it such that, in the aggregate, the fair value of the restricted stock being granted will not be greater than the value of the stock options surrendered. Under our option pricing model described above, this requires that more stock options be surrendered than shares of restricted stock granted in the exchange.

Q17    My options have a strike price between $3.54 and $4.78 (the original threshold for eligible options indicated in the proxy). Why do they have a 20-to-1 exchange ratio when options with higher strike prices have exchange ratios of 4.5-to-1 or 6-to-1?

        If your options are priced between $3.54 and $4.78 and you were told that their exchange ratio is 20-to-1, it is because those options will expire according to their terms within one year or less, and therefore, their value is very low. The value of a stock option is determined by several factors, perhaps the most significant of which is the amount of time remaining before the option expires; options that will expire in one year or are worth less than options that have the same strike price but have longer remaining lives. This reflects the fact that, the longer the remaining life of an option, the greater the opportunity the Company's stock price has to appreciate.

Q18    Why do some options with strike prices between $3.54 and $5.75 have 4.5-to-1 exchange ratios and my options have a 20-to-1 exchange ratio?

        The exchange ratios were determined by the value of the options eligible for tender. If two options have the same strike price, but one has a longer remaining life, the option with the longer remaining life has a greater value, and therefore, benefits from a lower exchange ratio. Options with one year or less remaining before expiration are subject to the higher 20-to-1 exchange ratio to ensure that the value of the options surrendered roughly equates with the value of the restricted shares issued.

Q19    My options are priced above $4.78. The proxy indicated that they would be subject to a 4.5-to-1 or 6-to-1 exchange ratio. Why are they now subject to the higher 20-to-1 exchange ratio?

        As is customary in stock option exchange offers, the aggregate value of the shares of restricted stock issued must be equal to or less than the aggregate value of the options tendered. This is necessary to ensure that the Company's stockholders are not harmed (diluted) by the exchange. When the floor for eligible options dropped from $4.78 to $3.54, the majority of additional eligible options had very short remaining lives and, therefore, had very low values. The inclusion of this large number of lower valued options required the use of a much higher 20-to-1 exchange ratio. In the interest of fairness, and because both the additional and original eligible options with remaining lives of one year or less have very low values, it was determined that all options with a remaining life of one year or less would be subject to this same ratio.

Q20    When will my shares of restricted stock vest?

        Shares of restricted stock issued in the Exchange Offer will be completely unvested at the time they are granted and will become vested on the basis of the participant's continued employment with us or any of our subsidiaries over a period of three years following the Exchange Date, with 33 1/3% of the shares vesting annually. A participant in the exchange program generally will forfeit any shares of restricted stock received that remain unvested at the time his or her employment with us terminates for any reason.

Q21    What will I receive when my restricted stock vests?

        Employees granted shares of restricted stock will continue to hold the same shares, but without forfeiture conditions or restrictions on transfer, once those shares have vested. We intend to satisfy our withholding obligations that arise for employment taxes in connection with your award through a share withholding procedure further described in Question 49 below. Accordingly, the number of shares you retain in the case of a restricted stock award may be reduced by a number of whole shares whose value does not exceed by more than the value of a fractional share the amount of any withholding obligation we have.

        See Question 49 below and Section 8 of the Offer to Exchange document, Source and Amount of Consideration; Terms of Restricted Stock, and Section 13, Material U.S. Federal Income Tax Consequences, for more information.

Q22    What is the source of the common stock that will be issued under my restricted stock award?

        The shares of Sonus common stock issued as restricted stock will be issued under our 2007 Plan. Consistent with the terms of the 2007 Plan, we intend to use shares subject to the options canceled under this option exchange offer to provide for the shares issuable as restricted stock under the exchange offer.

Q23    What happens if my employment terminates before all of my restricted stock vests?

        You generally will forfeit any shares of restricted stock that are not vested on the day you stop being an employee for any reason. Any shares of restricted stock that vest while you are an employee of Sonus are yours to keep even after you leave Sonus. If you elect to keep (i.e., to not tender) all or some of your eligible options, your option agreements generally provide that you have a limited period of time after your final day of employment with us to exercise your stock options to the extent that they are vested. If you do not exercise them within that limited time period, you will forfeit all unexercised options, whether vested or unvested, and will not receive any compensation for such forfeited options.

        If you believe you may resign before some or all of the shares of restricted stock may vest, you should carefully consider whether or not to participate in the offer. Your options currently may be fully or partially vested. If you do not exchange them, you may be able to exercise your vested options for a period of time after your employment ends (as specified in your stock option agreement). If you participate in the offer, the options you elect to exchange will be canceled and you will forfeit any shares of restricted stock that have not vested at the time your employment ends.

        Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Sonus or any of its subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the date the shares of restricted stock would vest or through any other date.

        See Section 8 of the Offer to Exchange document, Source and Amount of Consideration; Terms of Restricted Stock, for more information.

Q24    How do I find out how many eligible stock options I have and what their exercise prices are?

        You can review a list of your eligible stock options and the exercise prices of such options at the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/sonusoptionexchange/.

Q25    Will my shares of restricted stock ever expire?

        Unlike stock options, shares of restricted stock do not expire. Instead, if you are still an employee of Sonus or any of its subsidiaries on each of your annual vesting dates and you received shares of restricted stock in this offer, a portion of your shares will become vested shares on each annual vesting date. See Questions 20, 21 and 23.

Q26    Are there risks that I should consider in deciding whether to exchange my options?

        Yes. Exchanging your eligible options does have some risks. You should carefully review the discussion of certain of these risks in the section entitled Risk Factors.

Q27    Are there conditions to the offer?

        Yes. The Exchange Offer is subject to a number of conditions with regard to events that could occur prior to the expiration of the Exchange Offer and our acceptance of eligible stock options surrendered, which are more fully described in Section 6, Conditions of the Exchange Offer. The Exchange Offer is not conditioned upon a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating. However, if the shares of restricted stock to be issued pursuant to the Exchange Offer would have a value on the Exchange Date that is greater, in the aggregate, than the value of the stock options surrendered, we may elect not to accept any eligible options surrendered or any eligible options subject to a particular exchange ratio that have been surrendered in order for the shares of restricted issued to have a value on the Exchange

Date that is lower, in the aggregate, than the value of the options surrendered. If any of the events described in Section 6 occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer.

Q28    If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my shares of restricted stock and my award agreement?

        Shares of restricted stock will be granted promptly following expiration of the offer in exchange for all properly tendered options that we accept for cancellation and exchange. We expect to provide restricted stock award recipients with restricted stock agreements as soon as reasonably practicable following the grant date.

        See Section 3 of the Offer to Exchange document, Procedures for Surrendering Eligible Stock Options, for more information.

BACKGROUND AND PURPOSE OF THE EXCHANGE OFFER

Q29    Why is Sonus making the Exchange Offer?

        We have granted stock options under the 2007 Plan and the 1997 Stock Incentive Plan (the "1997 Plan") as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interests with our interests and the interests of our stockholders and encourages our employees to devote the best of their abilities and efforts to our Company. Each stock option award specifies the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the closing market price of a share of our common stock on the date the option is granted. Employees receive value from their options only by exercising their rights under the options to purchase shares of common stock and subsequently selling the purchased shares at a price that exceeds their purchase price.

        Like many other companies in the telecommunications equipment industry, we have experienced a general and pronounced decline in our common stock price due to various factors. These factors include the impact of the current financial crisis and resulting macroeconomic environment on the stock prices of virtually all public companies, our lack of new product announcements in the recent past, and our public communication early in 2009 that our revenue would be down in 2009 compared to 2008 levels. In addition, temporary market concern was created when a significant stockholder publicly raised concerns and made recommendations regarding our corporate governance policies. We have responded to and implemented these recommendations where appropriate. Although these changes are viewed positively and as contributors to the future strength and viability of our Company, the long-term nature of these changes, coupled with the pressure currently being exerted on stock prices in general, has prevented our stock price from responding positively in the short-term. The decrease in the market price of our common stock, which has been particularly pronounced since early in fiscal 2008, has resulted in the majority of our outstanding stock options having exercise prices significantly higher than the current stock price. This means that stock options, an important component of our compensation program, are perceived by employees as having little value, rendering them ineffective for their intended retention and compensation purposes. The stock option exchange program will allow us to provide our employees, who are important to our future growth, with restricted shares which will provide them with a more certain measure of realizable value in accordance with the vesting schedule. We believe that the stock option exchange program will improve employee morale and increase employee retention, while aligning employee and stockholder interests.

        See Section 2 of the Offer to Exchange document, Purpose of the Exchange Offer, for more information.

Q30    Why did Sonus choose to offer this exchange for shares of restricted stock rather than repricing eligible options or granting new options?

        Our Board of Directors considered a variety of alternatives to address the issues of the significant number of out-of-the-money options and stock option overhang. Ultimately, the Board determined that some option holders could benefit from the opportunity to choose between what we believe is the more certain benefit associated with shares of restricted stock and the potentially more valuable, though less certain, benefit those holders may realize by retaining their stock options. By providing for the grant of replacement awards consisting of shares of restricted stock rather than new at-the-money stock options, our Board of Directors also sought to strengthen Sonus' equity-based retention incentives while further aligning our existing equity compensation programs with our overall compensation philosophy. Additionally, by exchanging stock options according to the terms of this offer, we will reduce the number of shares of stock subject to equity awards, thereby reducing potential dilution to our stockholders.

        See Section 2 of the Offer to Exchange document, Purpose of the Exchange Offer, for more information.

Q31    Why are there additional vesting requirements on the shares of restricted stock when I have already held many of my options through the required periods?

        Two of the principal purposes of our equity programs are to align the interests of our employees with those of our stockholders and to retain the services of employees of Sonus and its subsidiaries. We believe that anything shorter than a three-year vesting period would not adequately allow us to further these objectives. You should carefully consider the risks of exchanging vested options for unvested shares of restricted stock. See Question 20.

Q32    Will there be additional equity grants in the future?

        The Compensation Committee of our Board of Directors periodically evaluates our compensation programs. At this time, the Compensation Committee believes that equity compensation forms an important component of our compensation programs. Future equity awards to eligible employees will be evaluated periodically, subject to the discretion of the Compensation Committee.

Q33    Is it likely that an offer similar to this one will be made in the future?

        While our Board of Directors and the Compensation Committee evaluate Sonus' compensation programs periodically, it has no current intention to make any similar offer in the future. You should make your decision on the assumption that, if you do not surrender your eligible options in accordance with the terms of this offer (including deadlines stated in this offer to exchange), you will not have another similar opportunity.

Q34    Must I participate in the Exchange Offer?

        No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer, and you will not receive restricted stock in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q35    How should I decide whether to exchange my eligible stock options for shares of restricted stock?

        Sonus is providing this information to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from Sonus is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

        Please also review the section entitled Risk Factors in the Offer to Exchange document for a discussion of the risks of participating in the Exchange Offer.

Q36    Does our Board of Directors have a recommendation about this Exchange Offer?

        Our Board of Directors is not making a recommendation about this offer. Although the Compensation Committee of the Board and our Board of Directors have approved this Exchange Offer, they recognize that the decision to accept or reject this offer is an individual one that should be based on a variety of factors, including your own personal circumstances and preferences. You should consult with your personal advisors if you have questions about your financial or tax situation. Neither we, the Compensation Committee nor our Board of Directors are making a recommendation to employees as to whether or not to accept this Exchange Offer.

Q37    Is there information regarding Sonus that I should be aware of?

        Yes. Your decision of whether to accept or reject this offer should take into account the factors described in this offer to exchange, as well as the various risks and uncertainties inherent in our business. These risks include, but are not limited to, those risks set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009. In addition, before making your decision to tender your eligible options, you should carefully review the information about Sonus discussed in the section, Risk Factors in the Offer to Exchange document, and in Section 9 of the Offer to Exchange document, Information Concerning Us; Financial Information, for more information.

Q38    What are the accounting consequences to Sonus of making this Exchange Offer?

        Under current accounting rules, both stock options and restricted stock rights result in expense for financial accounting purposes and the amount of that expense is based on their "fair value" at the grant date. For accounting purposes, to the extent the fair value of each award of restricted stock rights granted to employees exceeds the fair value of the stock options surrendered, determined on the Exchange Date, such excess is considered additional compensation expense for our financial accounting purposes.

        See Section 11 of the Offer to Exchange document, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, for more information.

DURATION OF THE OFFER

Q39    How long will this Exchange Offer remain open? Can the offer be extended, and if so, how will I know if it is extended?

        This offer begins on September 8, 2009 and is scheduled to expire on October 5, 2009, at 11:59 p.m., EDT. No exceptions will be made to this deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of this offer at any time. If we extend this offer, we will publicly announce the extension no later than 9:00 a.m., EDT, on the next business day after the last previously scheduled or announced expiration date.

        See Section 14 of the Offer to Exchange document, Extension of the Exchange Offer; Termination; Amendment, for more information.

Q40    If the offer is extended, how will the extension affect the date on which restricted stock will be granted?

        If we extend the offer and you elect to participate in it, you must properly tender any eligible option grant you wish to exchange before the expiration of the extended offer period. If your properly tendered eligible options are accepted for cancellation, and your award of shares of restricted stock will be granted, promptly following the extended expiration.

HOW TO ELECT TO PARTICIPATE

Q41    How do I participate in the Exchange Offer?

        If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must notify BNYMellon of your election to exchange such stock options before the Exchange Offer expires. You may notify BNYMellon of your election by making an election online at the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/sonusoptionexchange/. Your online election must be submitted before the expiration deadline of 11:59 p.m., EDT, on October 5, 2009 (or such later date as may apply if the Exchange Offer is extended).

        You do not need to return your stock option agreement(s) relating to any surrendered eligible stock options, as they will be canceled automatically if we accept your eligible stock options for exchange.

        Your eligible stock options will not be considered surrendered until BNYMellon receives your properly submitted election form. Your properly submitted online election form must be received before 11:59 p.m., EDT, on October 5, 2009 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an online election form that is not properly completed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that the online election form is properly completed and received by BNYMellon by the deadline.

        We reserve the right to reject any or all surrenders of eligible stock options that we determine are not in appropriate form or that we determine would be unlawful to accept. Subject to our rights to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible stock options on October 5, 2009 (or such later date as may apply if the Exchange Offer is extended).

        See Section 3 of the Offer to Exchange document, Procedures for Surrendering Eligible Stock Options, for more information.

Q42    When and how can I change my election regarding the surrender of eligible stock options?

        If you elect to surrender eligible stock options and later change your mind, or if you elect to not surrender eligible stock options and later change your mind, you may notify BNYMellon of the change before the Exchange Offer expires by revising your election online at the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/sonusoptionexchange/. Any changes to your elections must be submitted before the expiration deadline of 11:59 p.m., EDT, on October 5, 2009 (or such later date as may apply if the Exchange Offer is extended).

        If you decide not to surrender any or all of your eligible stock options but miss the deadline for notifying BNYMellon of such changes and remain an eligible employee, any previously surrendered eligible stock options will be canceled and exchanged pursuant to the Exchange Offer.

        See Section 4 of the Offer to Exchange document, Withdrawal Rights, for more information.

Q43    How will I know if my elections and any subsequent changes to my elections have been received?

        You can check the Election Confirmation page on the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/sonusoptionexchange/, at any time to see your current election(s). However, it is your responsibility to ensure that BNYMellon receives your elections and any subsequent changes to such elections, as applicable, prior to the expiration of the Exchange Offer.

Q44    What will happen if I do not submit my elections by the deadline?

        If BNYMellon does not receive your election to surrender eligible stock options for exchange before the Exchange Offer expires, then all of your eligible stock options will remain outstanding at their original exercise prices and subject to their original terms. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q45    What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?

        The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on eligible stock options that are not accepted for exchange in the Exchange Offer.

Q46    If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options?

        Yes. On the expiration of the Exchange Offer, any stock options you surrender in exchange for shares of restricted stock that we accept for exchange will be canceled, and you will no longer have any rights under those surrendered eligible stock options.

Q47    What if I am on an authorized leave of absence?

        Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you surrender your eligible stock options and you are on an authorized leave of absence on the restricted stock grant date, you will be entitled to receive shares of restricted stock on the restricted stock grant date as long as all other eligibility requirements are still met.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Q48    Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

        We believe that our employees who are subject to U.S. income taxation will incur no immediate U.S. federal income tax consequences as a result of either electing to retain their eligible options or electing to exchange their eligible options for shares of restricted stock. However, see the response to Question 49 for the U.S. federal income tax consequences of your restricted stock award.

Q49    What are the U.S. federal income tax consequences of my restricted stock award?

        Employees subject to U.S. income taxation will generally recognize no taxable income upon the receipt of shares of restricted stock (i.e., shares that are subject to a substantial risk of forfeiture and are not transferable). You will, however, recognize ordinary income (like salary) at the time the shares vest in an amount equal to the then fair market value of those shares. We will determine the fair market value of the shares based on the closing price of our common stock as reported on The NASDAQ Global Select Market on the applicable date. The ordinary income resulting from the vesting of shares of restricted stock will be reflected in the Form W-2 reported to the Internal Revenue Service for the year of the vesting of the shares. At the time that you recognize ordinary income, you will have an income and employment withholding tax obligation with respect to that income, much like the obligation that arises when we pay you your salary.

        A U.S. employee generally is permitted to make an election under Section 83(b) of the Internal Revenue Code within 30 days of acquiring restricted stock to include in income the fair market value of the shares on the date they are granted to the employee rather than on the date that the shares vest. If you make an election under Section 83(b), you will recognize ordinary income upon grant of the restricted stock, and you will have income and employment withholding tax obligations at that time with respect to that income. An employee making a Section 83(b) election would not be entitled to any deduction or credit for taxes paid in the year of grant if he or she subsequently forfeits unvested shares upon termination of employment.

        Upon a U.S. employee's sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value of the shares on their vesting date (or date of grant if a Section 83(b) election has been made), will be taxed as a capital gain or loss. Such gain or loss will be long-term if the employee held the shares more than one year following their vesting date (or date of grant if a Section 83(b) election has been made).

        We encourage all eligible employees who are considering exchanging their eligible stock options pursuant to the Exchange Offer to consult with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer.

        See Section 13 of the Offer to Exchange document, Material U.S. Federal Income Tax Consequences, for more information.

HOW TO GET MORE INFORMATION

Q50    What if I have questions regarding the Exchange Offer?

        If you have difficulty accessing the Stock Option Exchange Program Website, have questions regarding the Exchange Offer or have requests for assistance, please contact the BNY Mellon Shareowner Services Customer Service Center, available Monday through Friday between the hours of 9:00 a.m. and 7:00 p.m. EDT at 866-222-8391 (From within the U.S.) and 201-680-6579 (From outside the U.S.).

QuickLinks

  Exhibit (a)(1)(D)
SONUS NETWORKS, INC. STOCK OPTION EXCHANGE PROGRAM FREQUENTLY ASKED QUESTIONS
Index to Questions and Answers